EXHIBIT 12
           SONAT INC. AND SUBSIDIARIES

        Computation of Ratios of Earnings
   from Continuing Operations to Fixed Charges
              Total Enterprise (a)


Three Months Ended March 31,                                     Years Ended December 31,


                                     1994       1993        1993      1992      1991      1990      1989

                                                          (In Thousands)

Earnings from Continuing Operations:
  Income (loss) before income taxes $67,323  $ 90,221     $364,198  $133,728  $ 98,374  $127,811  $145,333
Fixed charges
 (see computation below)             30,355    37,645      128,468   156,428   175,980   165,021   145,873
  Less allowance for
 interest capitalized                (1,615)   (1,011)      (4,101)   (8,422)   (7,951)   (6,184)   (6,116)
Total Earnings Available for
  Fixed Charges                     $96,063  $126,855     $488,565  $281,734  $266,403  $286,648  $285,090


Fixed Charges:
  Interest expense before deducting
     interest capitalized           $28,541  $ 35,879     $122,204  $149,165  $168,510  $158,550  $141,029
  Rentals(b)                          1,814     1,766        6,264     7,263     7,470     6,471     4,844

                                    $30,355  $ 37,645     $128,468  $156,428  $175,980  $165,021  $145,873


Ratio of Earnings to Fixed Charges      3.2       3.4          3.8       1.8       1.5       1.7       2.0

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(a)Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b)These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.